
November 13, 2023

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061
Rehovot, Israel 7638205

>   **Re: Steakholder Foods Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed November 7, 2023**
>   **File No. 333-275365**

Dear Arik Kaufman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing

cc: David Huberman, Esq.